REPORT OF CHANGE IN MAJORITY OF DIRECTORS


                 INFORMATION PURSUANT TO SELECTION 14(F) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER


                                NOXSO CORPORATION
                     ---------------------------------------
                      1065 South 500 West, Bountiful, Utah

                                    000-17454
                             -----------------------
                            (Commission file number)

         This report is furnished by the board of directors of Noxso Corporation, a Virginia corporation (the "Company"), to the holders of common stock of the Company to provide notice of a change in management. This information is provided for information purposes only. The Company is not soliciting proxies in connection with the items described herein. You are not required to respond to this report.

         On April 22, 2003, Patronus Industries, LC and Heber C. Bishop (collectively, the "Buyers") acquired 631,650 shares of common stock (the "Shares") of Noxso Corporation (the "Company") from Robert Long, Robert Platek, Spencer Levy and Robert Salluzzo (collectively, the "Sellers"). In connection therewith, Messrs. Levy and Platek resigned as officers and directors of the Company and Mr. Long resigned as an officer, but not as a director, of the Company. Mr. Long then appointed Messrs. Bishop and Richard J. Anderson to fill the vacancies on the board of directors created by the resignations of Messrs. Levy and Platek. Mr. Anderson was also appointed to act as President of the Company. Mr. Anderson is the sole manager of Patronus Industries, LC.

         On that date the Company had 1,135,000 shares of its common stock issued and outstanding. The holders of record of the Company's common stock are entitled to cast one vote per share of common stock held by such holder relating to any matter submitted to the stockholders for vote.

THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY. NO
                   ACTION ON YOUR PART IS SOUGHT OR REQUIRED.



      This report will be sent to stockholders on or about April 29, 2003.

Security Ownership of Management and Certain Beneficial Owners

         The following table sets forth certain information with respect to the beneficial ownership of the Company's common stock as of April 22, 2003, for:
(i) each person who is known by the Company to beneficially own more than five percent of the Company's common stock, (ii) each of its directors, (iii) each of each Named Executive Officers, and (iv) all directors and executive officers as a group. For purposes hereof, the term "Named Executive Officer" means the Company's Chief Executive Officer and all other executive officers with annual compensation in excess of $100,000 (determined for the fiscal year ended March 31, 2002). On April 22, 2003 the Company had 1,135,000 shares of common stock outstanding.

                                      Shares
       Name and Address            Beneficially           Percentage
    of Beneficial Owner(1)           Owned(2)             of Total(2)           Position
    ----------------------        -------------           -----------           --------
Richard J. Anderson (3)                500,000                44.1%           President and Director

Heber C. Bishop                        131,650                11.6%           Director

Robert Long                            123,406                10.9%           Director

Executive Officers and
  Directors as a Group (3 persons)     755,056                66.5%

Patronus Industries, LC (3)            500,000                44.1%

Robert Platek                          175,370                15.5%
Sixth and Bingham Streets
Pittsburgh, PA 15202

Robert Salluzzo                         67,500                 5.9%
204 S. William Street
Johnstown, NY 12096
-----------------

(1) Except where otherwise indicated, the address of the beneficial owner is deemed to be the same address as the Company.
(2) Beneficial ownership is determined in accordance with SEC rules and generally includes holding voting and investment power with respect to the securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for computing the percentage of the total number of shares beneficially owned by the designated person, but are not deemed outstanding for computing the percentage for any other person.
(3) These shares are held of record by Patronus Industries, LC. Because Mr. Anderson is the sole manager of Patronus Industries, LC, he may be deemed to have voting or investment power with respect to these securities. As a result, Mr. Anderson is also shown in the table as a beneficial owner of these securities.

Changes in Control

         On April 22, 2003, Patronus Industries, LC and Heber C. Bishop (collectively, the "Buyers") acquired 631,650 shares of common stock (the "Shares") of Noxso Corporation (the "Company") from Robert Long, Robert Platek, Spencer Levy and Robert Salluzzo (collectively, the "Sellers") in consideration for $250,000. Pursuant to the terms of a Stock Purchase Agreement by and between the Buyers and the Sellers, $5,000 of the purchase price was paid in cash and the remaining $245,000 is being paid in consideration for a promissory note executed by the Buyers (the "Note"). The Note is non-interest bearing and due and payable in full on the thirty (30) day anniversary of the Note. The Note is secured by (i) a pledge agreement executed by the Buyers in favor of the Sellers whereby the Shares were pledged as collateral, (ii) a guarantee executed at the request of Buyers by Wynn Westmoreland and Santa Rosa Corporation, a Nevada corporation and (iii) a Trust Deed executed by Santa Rosa Corporation as Trustor in favor of the Sellers as beneficiaries relating to approximately 86 acres of real property in Utah. Wynn Westmoreland is a business associate of the Buyers and Santa Rosa Corporation is an associate of Mr. Westmoreland.

         As a condition precedent for the closing of the Stock Purchase Agreement, the Buyers also arranged for International Construction Concepts, Inc., a Nevada corporation, to lend $100,000 to the Company pursuant to the terms of a demand note that bears interest at the rate of 10% per annum. The proceeds from this loan were used by the Company to pay all of its outstanding liabilities, other than the liability resulting from the demand note.

         The Shares acquired by the Buyers in connection with the Stock Purchase Agreement represent 55.6% of the Company's issued and outstanding shares of common stock, giving the Buyers voting control of the Company. The Buyers own no other securities of the Company. In addition, on April 22, 2003 Messrs. Levy and Platek resigned as officers and directors of the Company and Mr. Long resigned as an officer, but not as a director, of the Company. Mr. Long then appointed Messrs. Bishop and Richard J. Anderson to fill the vacancies on the board of directors created by the resignations of Messrs. Levy and Platek. Mr. Anderson was also appointed to act as President of the Company. Mr. Anderson is the sole manager of Patronus Industries, LC.

         As of the date of this report, the Company is a "shell" company whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity. Messrs. Bishop and Anderson intend to seek a viable business which the Company may acquire. In connection therewith, Messrs. Bishop and Anderson have been in discussions with several persons regarding the acquisition of construction systems used to produce and supply components of dry-stacked masonry systems as well as other complimentary construction elements and the potential acquisition of real property that may be used in connection with a site to establish a manufacturing facility to produce components to be available for construction projects. As of the date of this filing, the Company had not entered into any definitive arrangements in connection with the construction business and there can be no assurance that any definitive arrangements will be agreed or that if such arrangements are agreed that the Company will have sufficient funding to operating in this business.

         The acquisition of construction systems may involve the issuance of a substantial number of the Company's common stock and/or other securities in one or more private transactions or otherwise. Pursuing this business strategy may also result in a change in control of the Company, including a change in the present board of directors or management of the Company.

Legal Proceedings

         There are no legal proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of the Company's common stock, or any associate of any of the foregoing, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to Company or any of its subsidiaries.

Directors and Executive Officers

         Set forth below is certain information concerning each of our directors and executive officers as of April 22, 2003.

                                                                    With the
               Name             Age          Position             Company Since
               ----             ---          --------             -------------
      Richard J. Anderson       59     President and Director         2003

      Heber C. Bishop           78     Director                       2003

      Robert Long               44     Director                       1988
----------------

         Richard J. Anderson. Mr. Anderson is the President and a director of the Company. His term as a director expires at the next annual meeting of stockholders. Mr. Anderson holds a bachelors degree in Accounting and Business Management from Brigham Young University. Mr. Anderson started his career in business working in public accounting for Arthur Andersen & Co. in Los Angeles. He served as an audit manager in the State Auditor's Office of Utah under two elected State Auditors. Over the past twenty years, Mr. Anderson has principally been an independent self-employed consultant providing professional advisory and operational services in accounting, structuring, financial and integrated computerized financial accounting and data systems to a broad range of clientele including early stage and mezzanine companies that have included companies engaged in acquisition, development and construction of residential, commercial and industrial real estate projects; natural resources acquisition and development; and electrical power development and production. He has experience in the development of international product licenses and production operations. Mr. Anderson has served as an Officer and Director of several private companies during his career.

         Heber C. Bishop. Mr. Bishop is a director of the Company. His term as a director expires at the next annual meeting of stockholders. Mr. Bishop has a long and successful career in sales and project development. He worked for over 40 years as a sales representative for major suppliers of structural steel components in large projects throughout the United States. He has international experience working for several years as a representative for Japanese-based Mitsui International. In 1985, Mr. Bishop was an integral co-founder of a co-generation power company developing a site, obtaining a long-term power purchase contract, building and subsequently providing 90MW of electrical power to southern Nevada. For the past five years Mr. Bishop has been semi-retired and his principal business activities have been acting as a director for several private companies.

         Robert Long. Mr. Long is a director of the Company. His term as a director expires at the next annual meeting of stockholders. Mr. Long holds a bachelors degree in Economics from the University of the South (Sewanee, Tennessee), and a Masters of Business Administration from The College of William and Mary (Williamsburg, Virginia). Mr. Long has been self-employed as a financial consultant throughout his career, which has included providing financial consulting services to early stage companies. Since 1997, Mr. Long has been the president and sole shareholder of LongView Partners, Inc. Through LongView Partners, Inc. Mr. Long provides clients with financial and investor relations services. From 1983 to 1996, Mr. Long was a self-employed financial consultant, providing investment banking services. Mr. Long has been a director of the Company since November 1988 and served as Secretary from March 1993 until May 25, 2000. Mr. Long was an officer and director of the Company at the time the Company filed bankruptcy. Mr. Long was a director of Regent Group, Inc., a public company listed on the OTC-Bulletin Board, from July 1999 to October 15, 2001.

         Our executive officers are elected by the board of directors on an annual basis and serve at the discretion of the board.

         The board of directors does not have a standing, audit, nominating or compensation committee. The board of directors did not meet during the fiscal year ended March 31, 2003, but acted by written consents of the board.

Certain Relationships and Related Transactions

         On April 22, 2003, the Buyers acquired 631,650 shares of common stock of the Company from the Sellers in consideration for $250,000. Pursuant to the terms of a Stock Purchase Agreement by and between the Buyers and the Sellers, $5,000 of the purchase price was paid in cash and the remaining $245,000 is being paid in consideration for a promissory note executed by the Buyers. The
Note is non-interest bearing and due and payable in full on the thirty (30) day anniversary of the Note. The Note is secured by (i) a pledge agreement executed by the Buyers in favor of the Sellers whereby the Shares were pledged as collateral, (ii) a guarantee executed by Wynn Westmoreland and Santa Rosa Corporation, a Nevada corporation and (iii) a Trust Deed executed by Santa Rosa Corporation as Trustor in favor of the Sellers as beneficiaries relating to approximately 86 acres of real property in Utah. Wynn Westmoreland is a business associate of the Buyers and Santa Rosa Corporation is an affiliate of Mr. Westmoreland.

         As a condition precedent for the closing of the Stock Purchase Agreement, the Buyers also arranged for International Construction Concepts, Inc., a Nevada corporation, to lend $100,000 to the Company pursuant to the terms of a demand note that bears interest at the rate of 10% per annum. The proceeds from this loan were used by the Company to pay its outstanding liabilities.

         In addition, on April 22, 2003 Messrs. Levy and Platek resigned as officers and directors of the Company and Mr. Long resigned as an officer, but not as a director, of the Company. Mr. Long then appointed Messrs. Bishop and Richard J. Anderson to fill the vacancies on the board of directors created by the resignations of Messrs. Levy and Platek. Mr. Anderson was also appointed to act as President of the Company. Mr. Anderson is the sole manager of Patronus Industries, LC.

Section 16(a) Beneficial Ownership Reporting Compliance

         The members of the board of directors, the executive officers of the Company and persons who hold more than ten percent of the Company's common stock are subject to reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, which require them to file reports with respect to their ownership of and transaction in the Company's securities, and furnish the Company copies of all such reports they file. Based upon the copies of those reports furnished to the Company, and written representations that no other reports were required to be filed, the Company believes that, except for Mr. Robert Salluzzo's failure to file a Form 3 reporting the acquisition of 135,000 shares of common stock from the Company in a single transaction, all reporting requirements under Section 16(a) for the fiscal year ended March 31, 2003, were met in a timely manner by its executive officers, board members and greater than ten percent stockholders.

Compensation of Directors and Executive Officers

         During the past three fiscal years, none of the Company's officers or directors have received any compensation for services rendered to the Company. They all have agreed to act without compensation until authorized by the board of directors; however, the officers and directors are reimbursed for expenses incurred on behalf of the Company, including travel expenses. As of the date of this report, the Company has no funds available to pay directors or officers. Further, none of the directors or officers are accruing any compensation pursuant to any agreement with the Company. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its directors or employees. The Company does not have any employment contracts with any of its officers or directors.

                                   SIGNATURES

         In accordance with Section 13 of the Exchange Act, the Company caused this report to be signed on its behalf by the undersigned who is authorized to do so.

                                             NOXSO CORPORATION



Dated: April 29, 2003                        By: /s/ Richard J. Anderson
                                                --------------------------------
                                                 Richard J. Anderson, President